                                                                    Exhibit 12.1

                            Paine Webber Group Inc.
         Computation of Ratio of Earnings to Combined Fixed Charges and
                           Preferred Stock Dividends

                           (In thousands of dollars)


                                            Three Months                            Years Ended December 31,
                                           Ended March 31,   ----------------------------------------------------------------------
                                                1997 *           1996 *           1995           1994           1993           1992
                                                ------           ------           ----           ----           ----           ----
Income before taxes                           $160,055       $  558,999     $  102,677     $   44,385     $  407,576     $  339,115
                                              --------       ----------     ----------     ----------     ----------     ----------
Preferred stock dividends                       11,310           43,712         36,260          1,710          5,828         27,789
                                              --------       ----------     ----------     ----------     ----------     ----------
Fixed charges:

  Interest                                     542,857        1,971,788      1,969,811      1,428,653      1,130,712        879,242

  Interest factor in rents                      14,248           54,537         59,491         51,102         50,133         45,962
                                              --------       ----------     ----------     ----------     ----------     ----------
  Total fixed charges                          557,105        2,026,325      2,029,302      1,479,755      1,180,845        925,204
                                              --------       ----------     ----------     ----------     ----------     ----------
Total fixed charges and preferred
  stock dividends                              568,415        2,070,037      2,065,562      1,481,465      1,186,673        952,993
                                              --------       ----------     ----------     ----------     ----------     ----------
Income before taxes and fixed charges         $717,160       $2,585,324     $2,131,979     $1,524,140     $1,588,421     $1,264,319
                                              ========       ==========     ==========     ==========     ==========     ==========
Ratio of earnings to fixed charges
  and preferred stock dividends                    1.3              1.2            1.0            1.0            1.3            1.3
                                              ========       ==========     ==========     ==========     ==========     ==========

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

* Income before taxes includes minority interest in wholly owned subsidiary trusts.